Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

December 22, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:                    Cecilia Blye,

Chief,

Office of Global Security Risk

Re:                             Danaos Corporation

Form 20-F: For the Fiscal Year Ended December 31, 2010

Filed on April 8, 2011

File No.  001-33060

Dear Ms. Blye,

We have been requested by our client, Danaos Corporation, to submit its response, set forth in the attached memorandum, to your letter dated December 12, 2011, setting forth comments of the staff of the Office of Global Security Risk of the Division of Corporation Finance of the Securities and Exchange Commission on the Company’s Annual Report on Form 20-F for the year ended December 31, 2010.  To facilitate your review, the attached memorandum reproduces the comments from the staff’s December 12 letter in italicized, bold face text and the Company’s response follows each comment.

If you have any questions, please feel free to contact me at (212) 309-6050 or Evangelos Chatzis, Chief Financial Officer of the Company, at + 30 210 419 6404.

Very truly yours,

/s/ Stephen P. Farrell
Stephen P. Farrell

cc:	Danaos Corporation

DANAOS CORPORATION

Responses to Comments

The following are the responses of the Company to the December 12, 2011 letter of the Office of Global Security Risk of the Division of Corporation Finance of the Securities and Exchange Commission.

SEC Comment Number 1

You disclose on page 5 that the customers who accounted for 89% of your 2010 revenues from continuing operations include Maersk, CMA CGM, China Shipping and Yang Ming.  We note from these companies or their subsidiaries’ websites that Maersk-Line has offices in Iran, Syria and Sudan; that CMA CGM has agent offices in Iran, Syria and Cuba, and offices in Sudan; that China Shipping Container Lines Co. has agent offices in Iran, Syria and Sudan, and that it conducts routes that stop in Iran; and that Yang Ming Lines has offices and/or agent offices in Iran, Syria and Sudan.  Iran, Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with these countries.

Please describe to us the nature and extent of any past, current, and anticipated business contacts with Iran, Syria, Sudan or Cuba whether through affiliates, subsidiaries, charterers or other direct or indirect arrangements, including whether the above-mentioned charterers use your vessels in their operations or port calls in Iran, Syria, Sudan or Cuba.  Your response should describe any products, equipment, technology, or services you have provided into these countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by these governments.

Company Response

The Company is aware of the restrictions applicable to it on trading with Cuba, Iran, Sudan and Syria and it believes it has complied with the requirements of those restrictions and intends to continue to so comply in all respects.

As described in its Annual Report on Form 20-F for the year ended December 31, 2010, the Company primarily has long-term time charters, under the terms of which, consistent with shipping industry practice, the charterer of each vessel directs the vessel’s route and loading and discharge ports and the cargoes carried in sealed containers.  The Company seeks to comply with all applicable U.S., EU and other restrictions when it enters into charter agreements, and its charter agreements place limitations on the nature of the cargoes and the ports where the ships may call.  The Company also monitors the movement of its vessels in part to monitor compliance with applicable legal, regulatory and insurance requirements.

From January 1, 2008 to December 13, 2011, the Company’s vessels made approximately 14,875 port calls around the world, of which only 166, or 1.1%, were to ports in Iran, Sudan or Syria and all of which were made at the direction of its charterers, including those referenced in the Staff’s comment.  No port calls were made in Cuba.  The Company’s vessels are not otherwise used in any operations of its customers in the referenced countries.  In all cases, the cargoes transported were those of the charterer and the charterers’ clients, not of the Company, consistent with containership industry practice.

The Company has not, nor intends to, directly provide any products, equipment, technology or other goods or services to the referenced countries and has had no agreements, commercial arrangements or other contacts with governmental entities in these countries, or entities controlled by such governments, nor does it intend to have any in the future.  The Company’s vessels are not chartered to any Cuban, Iranian, Sudanese or Syrian companies or governmental entities, or entities controlled by such governments.

The Company also advises the Staff that in 2007, one of the Company’s vessels, the Eagle Express (which was subsequently sold in 2010), underwent an emergency drydocking in Bandar Abbas, Iran, at the nearest shipyard available for an emergency drydocking, to make repairs necessary to allow the vessel to safely operate after a grounding in Colombo, Sri Lanka while employed on a time charter.  The privately-owned Iranian shipyard was paid approximately $450,000 for work conducted during such 21-day drydocking.

SEC Comment Number 2

Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Please include in your materiality analysis a discussion of the potential for reputational harm from your business dealings with Maersk, CMA CGM, China Shipping Container Lines and Yang Ming Lines. For instance, we note negative publicity regarding these companies’ contacts with Iran, Syria and Sudan, including the following: Maersk paid a fine of $3.1 million in July 2010 to the Office of Foreign Assets and Control (OFAC) of the U.S. Department of Treasury for providing thousands of cargo shipping services originating in or bound to Iran and Sudan without a license between 2003 and 2007; CMA CGM paid a fine of $374,000 in 2011 to OFAC for violations of sanctions against Iran, Sudan and Cuba relating to 28 shipments between 2004 and 2008; recent news reports that CMA

CGM shipped weapons to and from Iran; a news report that China Shipping jointly launched a Mediterranean service with the Islamic Republic of Iran Shipping Lines (IRISL), which has been sanctioned by the U.S. Department of Treasury for activities in connection with Iran’s military; and the inclusion of both the IRISL and the Mediterranean service, IRISL China Shipping Co. Ltd., on the U.S. Department of Treasury’s Specially Designated Nationals List.

Company Response

As noted above, port calls in the referenced countries accounted for 1.1% of the port calls made worldwide by the Company’s vessels from January 1, 2008 to December 13, 2011, which the Company believes is immaterial from a quantitative point of view.  The Company primarily engages in long-term time charters, and accordingly, the Company’s revenue is not affected by the location or number of port calls.  Therefore, the Company does not believe it is possible to translate a given number of port calls in a particular year or period into a dollar amount, nor does the Company believe it is possible to quantify the risk associated with these infrequent calls.  Additionally, the Company does not consider the investment risk to be material in qualitative terms because the Company believes that it is in compliance with applicable laws and regulations regarding sanctions and embargos.

Given the clear immateriality in terms of the number of port calls to the worldwide operations of the Company and compliance with applicable laws and regulations, it believes that a reasonable investor would deem such visits as not significant in making an investment decision.  While the Company recognizes that certain activities of any corporation, including doing business related to the above-mentioned countries or with companies doing business related to such countries, may impact investor sentiment, it believes that its investors understand that it does not derive income from regularly doing business related to these countries and that the number of visits to these countries, always on behalf of charterers, is minimal, and understand that its customers’ cited activities are not related to the Company.

SEC Comment Number 3

Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba.

Company Response

As noted above, under the terms of the charter agreements for the Company’s vessels, consistent with shipping industry practice, the charterer of each vessel directs the vessel’s route and loading and discharge ports, as well as the contents of the containers carried.  The Company seeks to comply with all applicable U.S., EU and other applicable restrictions when it enters into charter agreements, many of which have terms of 10 years or more, and its charter agreements place limitations on the ports where its ships may call and the cargoes carried.  Most of the charter agreements relating to the Company’s vessels preclude certain, and in the case of some more recent charter agreements all, of the referenced countries from the vessels’ trading area unless agreed between owner and charterer after taking into account all relevant sanctions legislation.

*  *  *  *  *

In connection with responding to your comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.